Exhibit D

Proposed Order of Exemption

D.B. Fitzpatrick & Co., Inc. (the "Adviser" or the "Applicant") filed an application on [Date] pursuant to Section 206A of the Investment Advisers Act of 1940 (the "Act") and Rule 206(4)-5(e) thereunder. The application requested an order granting an exemption from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, to permit the Applicant to provide investment advisory services for compensation to a government entity within the two-year period following specified contributions to an official of such government entity by a covered associate of the Applicant. The order applies only to the Applicant's provision of investment advisory services for compensation which would otherwise be prohibited with respect to that government entity as a result of the contributions identified in the application.

A notice of filing of the application was issued on [Date] (Investment Advisers Act Release No. [insert number]). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. No request for a hearing has been filed and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, IT IS ORDERED, pursuant to Section 206A of the Act and Rule 206(4)-5(e) thereunder, that the application for exemption from Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, is hereby granted, effective forthwith.

For the Commission, by the Division of Investment Management, under delegated authority

By:______________________________

Exhibit D

Proposed Order of Exemption

D.B. Fitzpatrick & Co., Inc. (the "Adviser" or the "Applicant") filed an application on [Date] pursuant to Section 206A of the Investment Advisers Act of 1940 (the "Act") and Rule 206(4)-5(e) thereunder. The application requested an order granting an exemption from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, to permit the Applicant to provide investment advisory services for compensation to a government entity within the two-year period following specified contributions to an official of such government entity by a covered associate of the Applicant. The order applies only to the Applicant's provision of investment advisory services for compensation which would otherwise be prohibited with respect to that government entity as a result of the contributions identified in the application.

A notice of filing of the application was issued on [Date] (Investment Advisers Act Release No. [insert number]). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. No request for a hearing has been filed and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, IT IS ORDERED, pursuant to Section 206A of the Act and Rule 206(4)-5(e) thereunder, that the application for exemption from Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, is hereby granted, effective forthwith.

For the Commission, by the Division of Investment Management, under delegated authority

By:______________________________

disproportionate to the violation. The Applicant proposes the evidence is clear that the Contributor inadvertently failed to appreciate that the Contributions violated the Rule, and there was no attempt to influence the Client's investment adviser selection process. Furthermore, the Applicant submits that if an exemption is not granted, the loss of compensation from the Client will force the Applicant to close its business.

8. Accordingly, the Applicant respectfully submits that the interests of the Client and the purposes of the Act are best served in this instance by allowing the Adviser and the Client to continue their relationship uninterrupted in the absence of any intent or action by the Contributor to interfere with the Client's process for the selection or retention of advisory services. The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

____

Secretary [or other signatory]

(ii) Whether the investment adviser: (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the rule; and (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution: (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(iii) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(iv) The timing and amount of the contribution which resulted in the prohibition;

(v) The nature of the election *(e.g.,* federal, state or local); and

(vi) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. The Applicant requests an order pursuant to Section 206A and Rule 206(4)-5(e), exempting it from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(l) with respect to investment advisory services provided to the Client following the Contributions. The Applicant asserts that the exemption sought is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

5. The Applicant states that the Client determined to invest with the Applicant and established its advisory relationship on an arm's length basis free from any improper influence as a result of the Contributions. In support of this argument, the Applicant notes that the Client's relationship with the Applicant significantly predates the Contributions. The Applicant also notes that the Candidate's influence over the Client, as the current Governor of Idaho, is limited to appointing members to the Client's board. The Applicant respectfully submits that the interests of the Client are best served by allowing the Applicant and the Client to continue their relationship uninterrupted.

6. The Applicant submits that the Contributor's decision to make the Contributions to the Candidate were based on the Contributor's ideological beliefs, and not any desire to influence the Client's award or retention of investment advisory business. There was no connection between the Contributions and any past or potential business between the Client and the Applicant. Once it was discovered that the Contributions violated the Rule, the Contributor requested a return of the Contributions from the Candidate, which was granted and a check refunding the full amount of the Contributions was received.

7. Applicant further submits that the other factors set forth in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to the Applicant to avoid consequences

(ii) Whether the investment adviser: (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the rule; and (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution: (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(iii) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(iv) The timing and amount of the contribution which resulted in the prohibition;

(v) The nature of the election *(e.g.,* federal, state or local); and

(vi) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. The Applicant requests an order pursuant to Section 206A and Rule 206(4)-5(e), exempting it from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(l) with respect to investment advisory services provided to the Client following the Contributions. The Applicant asserts that the exemption sought is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

5. The Applicant states that the Client determined to invest with the Applicant and established its advisory relationship on an arm's length basis free from any improper influence as a result of the Contributions. In support of this argument, the Applicant notes that the Client's relationship with the Applicant significantly predates the Contributions. The Applicant also notes that the Candidate's influence over the Client, as the current Governor of Idaho, is limited to appointing members to the Client's board. The Applicant respectfully submits that the interests of the Client are best served by allowing the Applicant and the Client to continue their relationship uninterrupted.

6. The Applicant submits that the Contributor's decision to make the Contributions to the Candidate were based on the Contributor's ideological beliefs, and not any desire to influence the Client's award or retention of investment advisory business. There was no connection between the Contributions and any past or potential business between the Client and the Applicant. Once it was discovered that the Contributions violated the Rule, the Contributor requested a return of the Contributions from the Candidate, which was granted and a check refunding the full amount of the Contributions was received.

7. Applicant further submits that the other factors set forth in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to the Applicant to avoid consequences

chief compliance officer discovered it. In response to the Contributor's violation of the Rule, the Contributor resigned as the Applicant's chief executive officer effective June 30, 2019.

7. The Applicant represents that it has had a policy prohibiting the giving of gifts or payment of any consideration prohibited by any federal, state or local law since 2010. On December 29, 2017, the Applicant implemented a new policy into the Applicant's Code of Ethics specifically incorporating the Rule (the "**New Policy**"). The Applicant represents that the New Policy was more restrictive than what is contemplated by the Rule in that it required annual reporting and preclearance by the chief compliance officer of all political contributions by employees and members of their immediate family with no *de minimis* exception. The Applicant further represents that in December 2018 it made the New Policy more restrictive by prohibiting all political contributions by employees and their spouses and requiring employees to make quarterly certifications that they and their spouses had not made any political contributions in the previous quarter. In April 2019, the Applicant further amended its compliance manual to implement procedures to, among other things, search federal and state campaign contribution databases on a quarterly basis to seek to identify and monitor any political contributions of covered associates.

8. The Applicant represents that the Adviser established an escrow account in August 2019 to custody advisory fees and servicing fees received from the Client. The Applicant further represents that it will continue to deposit fees that accrue from the Client into the escrow account pending the outcome of this Application. The Applicant represents that it notified the Client of the two-year prohibition on compensation imposed by the Rule and the Application.

The Applicant's Legal Analysis

1. Rule 206(4)-5(a)(1) under the Act prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser. The "[R]ule's intended purpose" is to combat *quid pro quo* arrangements involving investment advisers making contributions in order to influence a government official's decision regarding advisory business with the adviser.

2. Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions.

3. Section 206A and Rule 206(4)-5(e) permit the Commission to exempt an investment adviser from the prohibition under Rule 206(4)-5(a)(l) upon consideration of, among other factors:

(i) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act;

The Applicant's Representations:

1. D.B. Fitzpatrick & Co., Inc. is registered with the Commission as an investment adviser under the Act. It provides discretionary investment advisory services to a wide variety of clients.

2. One of the Adviser's clients is a state pension fund that is a government entity with respect to Idaho (the "**Client**"). The Governor of Idaho appoints each member to the board of the Client. Thus, the Governor of Idaho is an "official" of the Client as defined in Rule 206(4)-5 under the Advisers Act (the "**Rule**").

3. On March 10, 2017, and December 27, 2017, Dennis Fitzpatrick, the founder and Chief Executive Officer of the Applicant (the "**Contributor**"), contributed $500 and $100, respectively, (each, a "**Contribution**" and together, the "**Contributions**") to the campaign of Brad Little (the "**Candidate**"), the then-Lieutenant Governor of Idaho who was running for Governor of Idaho. The Applicant represents that the Contributor did not solicit any persons to make contributions to the Candidate's campaign or coordinate any such contributions and made no other contributions to the Candidate.

4. The Applicant represents that the Contributor made the Contributions because of his support for environmental causes and not because of any desire to influence the Client's retention or selection of an investment adviser. The Applicant represents that the Contributor failed to appreciate that his Contributions to an Idaho gubernatorial candidate made in response to pamphlets received in the mail from the campaign would trigger the prohibition on compensation under the Rule. The Applicant represents that although the Contributor and the Candidate had periodic social interactions over the years by virtue of their memberships to the same clubs, they have never discussed the Adviser's investment advisory business or potential investments by Idaho government entities.

5. The Applicant represents that the Client's investment advisory business with the Applicant significantly predates the Contributions. The Adviser has been providing advisory services to the Client continuously since 1989 under the same mandate. Outside of the current 30-year-old mandate, the Client has not sought to deviate from its allocation of assets under the original mandate, initiated new investment mandates, or opened new accounts with the Adviser since the Contributions were made.

6. The Applicant represents that the $100 Contribution was self-reported by the Contributor to the Applicant's then-chief compliance officer in December 2017. But because that Contribution was below the Rule's *de minimis* exception, no further actions were taken at that time. In December 2018, the chief compliance officer conducted a comprehensive search of federal and state campaign contribution databases dating back to the implementation of the Rule and discovered the $500 Contribution. Upon learning the Contributions violated the Rule, the Contributor requested a return of the Contributions from the Candidate, which was granted, and the Contributor received a check refunding the full amount of the Contributions ($600). The Applicant represents that at no time did any employee or covered associate of the Applicant other than the Contributor know of the $100 Contribution until it was reported to the chief compliance officer by the Contributor. Further, at no time did any employee or covered associate of the Applicant other than the Contributor know of the $500 Contribution until the

The Applicant's Representations:

1. D.B. Fitzpatrick & Co., Inc. is registered with the Commission as an investment adviser under the Act. It provides discretionary investment advisory services to a wide variety of clients.

2. One of the Adviser's clients is a state pension fund that is a government entity with respect to Idaho (the "**Client**"). The Governor of Idaho appoints each member to the board of the Client. Thus, the Governor of Idaho is an "official" of the Client as defined in Rule 206(4)-5 under the Advisers Act (the "**Rule**").

3. On March 10, 2017, and December 27, 2017, Dennis Fitzpatrick, the founder and Chief Executive Officer of the Applicant (the "**Contributor**"), contributed \$500 and \$100, respectively, (each, a "**Contribution**" and together, the "**Contributions**") to the campaign of Brad Little (the "**Candidate**"), the then-Lieutenant Governor of Idaho who was running for Governor of Idaho. The Applicant represents that the Contributor did not solicit any persons to make contributions to the Candidate's campaign or coordinate any such contributions and made no other contributions to the Candidate.

4. The Applicant represents that the Contributor made the Contributions because of his support for environmental causes and not because of any desire to influence the Client's retention or selection of an investment adviser. The Applicant represents that the Contributor failed to appreciate that his Contributions to an Idaho gubernatorial candidate made in response to pamphlets received in the mail from the campaign would trigger the prohibition on compensation under the Rule. The Applicant represents that although the Contributor and the Candidate had periodic social interactions over the years by virtue of their memberships to the same clubs, they have never discussed the Adviser's investment advisory business or potential investments by Idaho government entities.

5. The Applicant represents that the Client's investment advisory business with the Applicant significantly predates the Contributions. The Adviser has been providing advisory services to the Client continuously since 1989 under the same mandate. Outside of the current 30-year-old mandate, the Client has not sought to deviate from its allocation of assets under the original mandate, initiated new investment mandates, or opened new accounts with the Adviser since the Contributions were made.

6. The Applicant represents that the \$100 Contribution was self-reported by the Contributor to the Applicant's then-chief compliance officer in December 2017. But because that Contribution was below the Rule's *de minimis* exception, no further actions were taken at that time. In December 2018, the chief compliance officer conducted a comprehensive search of federal and state campaign contribution databases dating back to the implementation of the Rule and discovered the \$500 Contribution. Upon learning the Contributions violated the Rule, the Contributor requested a return of the Contributions from the Candidate, which was granted, and the Contributor received a check refunding the full amount of the Contributions (\$600). The Applicant represents that at no time did any employee or covered associate of the Applicant other than the Contributor know of the \$100 Contribution until it was reported to the chief compliance officer by the Contributor. Further, at no time did any employee or covered associate of the Applicant other than the Contributor know of the \$500 Contribution until the

Exhibit C

Proposed Notice for the Order of Exemption

Agency: Securities and Exchange Commission (the "**SEC**" or "**Commission**").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 (the "**Advisers Act**" or "**Act**").

Applicant: D.B. Fitzpatrick & Co., Inc. (the "**Adviser**" or "**Applicant**").

Relevant Act Sections: Exemption requested under Section 206A of the Act, and Rule 206(4)-5(e) thereunder, from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder.

Summary of Application: The Applicant requests that the Commission issue an order under Section 206A of the Advisers Act and rule 206(4)- 5(e) exempting it from Rule 206(4)-5(a)(1) under the Advisers Act to permit the Applicant to receive compensation for investment advisory services provided to a government entity within the two-year period following a contribution by a covered associate of the Applicant to an official of such government entity.

Filing Dates: The application was filed on [DATE].

Hearing or Notification of Hearing: An Order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [ ], 2020 and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Advisers Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicant, D.B. Fitzpatrick & Co., Inc., c/o Michael S. Didiuk, Esq., Perkins Coie LLP, 1155 Avenue of the Americas, 22nd Floor, New York, NY 10036-2711.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website either at http://www.sec.gov/rules/iareleases.shtml or by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Exhibit B

Verification

State of Idaho

County of Ada, SS:

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated January 21, 2020 for and on behalf of D.B. Fitzpatrick & Co., Inc.; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such Application has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information and belief.

D.B. Fitzpatrick & Co., Inc.

BY: BF

Brandon Fitzpatrick
Chief Executive Officer
Dated: January 21, 2020

Subscribed and sworn to before me a Notary Public this 21 day of January, 2020.

MATTHEW UECKER
COMM NO. 20182043
NOTARY PUBLIC
STATE OF IDAHO
MY COMMISSION EXPIRES: OCT. 16, 2024

(Official Seal) Matthew Uecker

My commission expires 10/16/2024

Exhibit B

Verification

State of Idaho

County of Ada, SS:

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated January 21, 2020 for and on behalf of D.B. Fitzpatrick & Co., Inc.; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such Application has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information and belief.

D.B. Fitzpatrick & Co., Inc.

BY: BF

Brandon Fitzpatrick
Chief Executive Officer
Dated: January 21, 2020

Subscribed and sworn to before me a Notary Public this 21 day of January, 2020.

MATTHEW UECKER
COMM NO. 20182043
NOTARY PUBLIC
STATE OF IDAHO
MY COMMISSION EXPIRES: OCT. 16, 2024

(Official Seal) Matthew Uecker

My commission expires 10/16/2024

Exhibit A

Authorization

All requirements of the articles of incorporation and bylaws of D.B. Fitzpatrick & Co., Inc. have been complied with in connection with the execution and filing of this Application. D.B. Fitzpatrick & Co., Inc. represents that the undersigned individual is authorized to file this Application pursuant to D.B. Fitzpatrick & Co., Inc.'s articles of incorporation.

D.B. Fitzpatrick & Co., Inc.

By: B L
By: Brandon Fitzpatrick
Chief Executive Officer
Dated: January 21, 2020

Subscribed and sworn to before me a Notary Public this 21 day of January, 2020.

MATTHEW UECKER
COMM NO. 20182043
NOTARY PUBLIC
STATE OF IDAHO
MY COMMISSION EXPIRES: OCT. 16, 2024

(Official Seal) Matthew Uecker

My commission expires 10/16/2024

Exhibit Index

Exhibit Index

not involve overreaching, and would be consistent with the general purposes of the Act.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-4 of the rules and regulations under the Act, a form of proposed notice for the order of exemption requested by this Application is set forth as Exhibit C to this Application. In addition, a form of proposed order of exemption requested by this application is set forth as Exhibit D to this Application.

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicant, who has signed and filed this Application, is fully authorized to do so.

The Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Dated: January 21, 2020

Respectfully submitted,

By: BF

Brandon Fitzpatrick
Chief Executive Officer

Applications and the Contributor was eligible to vote in the Candidate's election.

Knowledge of the Contribution. In the Davidson Kempner Application, the contributor informed the applicant's executive managing member of his interest in and intention to meet with the Ohio State Treasurer. In contrast, none of the Applicant's employees, other than the Contributor, had any knowledge that the Contributions had been made until the Contributor self-reported a Contribution and the other Contribution was found during a search by the chief compliance officer.

The Applicant believes that the same policies and considerations that led the Commission to grant relief in the Granted Applications are present here. In each instance, the imposition of the Rule would result in consequences vastly disproportionate to the mistake that was made. Moreover, the differences between this Application and certain Granted Applications such as the Davidson Kempner Application and the Ares Application weigh even further in favor of granting the relief requested herein.

VI. REQUEST FOR ORDER

The Adviser seeks an order pursuant to Section 206A of the Act and Rule 206(4)-5(e) thereunder, exempting it, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(l) under the Act, to permit the Adviser to receive compensation for investment advisory services provided to the Client within the two-year period following the Contributions identified herein to an official of such government entity by a covered associate of the Applicant.

VII. CONCLUSION

For the foregoing reasons, the Adviser submits that the proposed exemptive relief, conducted subject to the representations set forth above, would be fair and reasonable, would

Applications and the Contributor was eligible to vote in the Candidate's election.

Knowledge of the Contribution. In the Davidson Kempner Application, the contributor informed the applicant's executive managing member of his interest in and intention to meet with the Ohio State Treasurer. In contrast, none of the Applicant's employees, other than the Contributor, had any knowledge that the Contributions had been made until the Contributor self-reported a Contribution and the other Contribution was found during a search by the chief compliance officer.

The Applicant believes that the same policies and considerations that led the Commission to grant relief in the Granted Applications are present here. In each instance, the imposition of the Rule would result in consequences vastly disproportionate to the mistake that was made. Moreover, the differences between this Application and certain Granted Applications such as the Davidson Kempner Application and the Ares Application weigh even further in favor of granting the relief requested herein.

VI. REQUEST FOR ORDER

The Adviser seeks an order pursuant to Section 206A of the Act and Rule 206(4)-5(e) thereunder, exempting it, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(l) under the Act, to permit the Adviser to receive compensation for investment advisory services provided to the Client within the two-year period following the Contributions identified herein to an official of such government entity by a covered associate of the Applicant.

VII. CONCLUSION

For the foregoing reasons, the Adviser submits that the proposed exemptive relief, conducted subject to the representations set forth above, would be fair and reasonable, would

Interactions with the Candidate. In the Davidson Kempner Application, the contributor's contact with the Ohio State Treasurer concerning campaign contributions included a lunch meeting, a brief exchange of e-mails later that same afternoon, and possibly a subsequent phone call confirming the contributor's intent to contribute. In contrast, in this Application, the Contributor and Candidate were only acquaintances by virtue of their memberships to the same clubs, where they had minimal social interactions over the years.

Client Investments after the Contributions. In the Davidson Kempner Application, a State of Ohio government entity invested in the applicant's fund subsequent to the contribution that triggered the two-year compensation ban. In contrast, the Client has a decades long advisory relationship with the Adviser that predates the Contributions by several decades. And like the Blackrock Application, there has been no material increase in the amount of the Client's investment advisory business with the Adviser outside the original mandate since the Contributions.

Amount of Contributions and Nature of Election. In the Blackrock Application, the contributor made a $2,700 contribution to John Kasich's presidential campaign. In the Davidson Kempner Application, the contributor and his wife each made a $2,500 contribution to the sitting Ohio State Treasurer for his campaign for United States Senator. In the Crestview Application, the contributor donated $2,500 to the sitting Texas State Governor's campaign for the federal office of President of the United States. Likewise, in the Ares Application, the contributor donated $1,100 to the re-election campaign of the Governor of Colorado. The contributions in each of the Davidson Kempner and Ares Applications were to elections in which the contributor was not eligible to vote. In this Application, the amount of the Contributions, $600, is substantially less than the amount of the contributions in these Granted

Advisers Act Release Nos. 4605 (January 10, 2017) (notice) and 4642 (February 7, 2017) (order) (the "Brown Application"); Stephens Inc., Investment Advisers Act Release Nos. 4797 (October 18, 2017) (notice) and 4810 (November 14, 2017) (order) (the "Stephens Application"); PNC Capital Advisors, LLC, Investment Advisers Act Release Nos. 4825 (December 8, 2017) (notice) and 4838 (January 3, 2018) (order) ("PNC Capital Advisors Application"); Blackrock Advisors, LLC, Investment Advisors Release Nos. 4912 (May 11, 2018) (notice) and 4937 (June 6, 2018) (order) (the "Blackrock Application"); and Generation Investment Management US LLP and General Investment Management LLP, Investment Advisers Act Release Nos. 5213 (March 26, 2019) (notice) and 5227 (April 23, 2019) (order) (the "Generation Investment Application" and collectively the "Granted Applications"). The facts and representations made in this Application are, in many respects, largely consistent with the Granted Applications. Moreover, there are also some key similarities and differences between this Application and the T. Rowe Application, Crestview Application, Davidson Kempner Application, BlackRock Application, and Ares Application that further weigh in favor of granting the exemption requested herein. Specifically:

Nature of the Election and Other Facts and Circumstances. The contribution at issue in the T. Rowe Application was made in an impassioned moment, during which the contributor failed to recognize the regulatory implications of his actions. Likewise, in the Crestview Application, the contributor had a history of supporting the official at issue, and at the time of the contribution, the contributor was focused on the official's aspirations for federal office and not the official's then-role as a state official. Similarly, the Contributor made the Contributions to support the Candidate because of his likeminded views about the environment and climate change without recognizing the Contributions' regulatory impact.

Advisers Act Release Nos. 4605 (January 10, 2017) (notice) and 4642 (February 7, 2017) (order) (the "Brown Application"); Stephens Inc., Investment Advisers Act Release Nos. 4797 (October 18, 2017) (notice) and 4810 (November 14, 2017) (order) (the "Stephens Application"); PNC Capital Advisors, LLC, Investment Advisers Act Release Nos. 4825 (December 8, 2017) (notice) and 4838 (January 3, 2018) (order) ("PNC Capital Advisors Application"); Blackrock Advisors, LLC, Investment Advisors Release Nos. 4912 (May 11, 2018) (notice) and 4937 (June 6, 2018) (order) (the "Blackrock Application"); and Generation Investment Management US LLP and General Investment Management LLP, Investment Advisers Act Release Nos. 5213 (March 26, 2019) (notice) and 5227 (April 23, 2019) (order) (the "Generation Investment Application" and collectively the "Granted Applications"). The facts and representations made in this Application are, in many respects, largely consistent with the Granted Applications. Moreover, there are also some key similarities and differences between this Application and the T. Rowe Application, Crestview Application, Davidson Kempner Application, BlackRock Application, and Ares Application that further weigh in favor of granting the exemption requested herein. Specifically:

Nature of the Election and Other Facts and Circumstances. The contribution at issue in the T. Rowe Application was made in an impassioned moment, during which the contributor failed to recognize the regulatory implications of his actions. Likewise, in the Crestview Application, the contributor had a history of supporting the official at issue, and at the time of the contribution, the contributor was focused on the official's aspirations for federal office and not the official's then-role as a state official. Similarly, the Contributor made the Contributions to support the Candidate because of his likeminded views about the environment and climate change without recognizing the Contributions' regulatory impact.

or resulted in a violation of the public trust in the process for awarding contracts.

V. PRECEDENT

The Applicant notes that the Commission granted exemptions similar to that requested herein with respect to relief from Section 206A of the Act and Rule 206(4)-5(e) in: Davidson Kempner Capital Management LLC ("Davidson Kempner"), Investment Advisers Act Release Nos. 3693 (October 17, 2013) (notice) and 3715 (November 13, 2013) (order) (the "Davidson Kempner Application"); Ares Real Estate Management Holdings, LLC, Investment Advisers Act Release Nos. 3957 (October 22, 2014) (notice) and 3969 (November 18, 2014) (order) (the "Ares Application"); Crestview Advisors, L.L.C., Investment Advisers Act Release Nos. 3987 (December 19, 2014) (notice) and 3997 (January 14, 2015) (order) (the "Crestview Application"); T. Rowe Price Associates, Inc. and T. Rowe Price International Ltd., Investment Advisers Act Release Nos. 4046 (March 12, 2015) (notice) and 4508 (April 8, 2015) (order) (the "T. Rowe Application"); Crescent Capital Group, LP, Investment Advisers Act Release Nos. 4140 (July 14, 2015) (notice) and 4172 (August 14, 2015) (order) (the "Crescent Application"); Starwood Capital Group Management, LLC, Investment Advisers Act Release Nos. 4182 (August 26, 2015) (notice) and 4203 (September 22, 2015) (order) (the "Starwood Application"); Fidelity Management & Research Company and FMR Co., Inc., Investment Advisers Act Release Nos. 4220 (October 8, 2015) (notice) and 4254 (November 3, 2015) (order) (the "FMR Application"); Brookfield Asset Management Private Institutional Capital Adviser US, LLC et al., Investment Advisers Act Release Nos. 4337 (February 22, 2016) (notice) and 4355 (March 21, 2016) (order) (the "Brookfield Application"); Angelo, Gordon & Co., LP, Investment Advisers Act Release Nos. 4418 (June 10, 2016) (notice) and 4444 (July 6, 2016) (order) (the "Angelo Gordon Application"); Brown Advisory LLC, Investment

original mandate or new mandate decisions with regard to the Applicant since the Candidate has had appointment authority with respect to the Retirement Board Members.

Given the difficulty of proving a *quid pro quo* arrangement, the Applicant understands that adoption of a regulatory regime with a default of strict liability, like the Rule, is necessary. However, the Applicant appreciates the availability of exemptive relief at the Commission's discretion where imposition of the two-year prohibition on compensation does not achieve the Rule's purposes or would result in consequences disproportionate to the mistake that was made. The Applicant respectfully submits that such is the case with the Contributions. In the case of the Applicant, the imposition of a two-year prohibition would force the Applicant to shutter its business after 36 years resulting in the loss of jobs for the Applicant's employees. In addition, the Adviser has been managing the Client's assets under the same mandate since 1989 using its expertise and understanding of the local economy and real estate market. If the Adviser is forced to close, the Client and in turn, the former and current employees of Idaho whose retirement funds are managed by the Client, would no longer have access to the Adviser's specialized services. These results would serve no benefit to the public interest or the protection of investors.

Neither the Adviser nor the Contributor sought to interfere with the Client's selection or retention process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits. There was no violation of the Adviser's fiduciary duty to deal fairly or disclose material conflicts given the absence of any intent or action by the Adviser or the Contributor to influence the selection process. The Applicant has no reason to believe the Contributions undermined the integrity of the market for advisory services

original mandate or new mandate decisions with regard to the Applicant since the Candidate has had appointment authority with respect to the Retirement Board Members.

Given the difficulty of proving a *quid pro quo* arrangement, the Applicant understands that adoption of a regulatory regime with a default of strict liability, like the Rule, is necessary. However, the Applicant appreciates the availability of exemptive relief at the Commission's discretion where imposition of the two-year prohibition on compensation does not achieve the Rule's purposes or would result in consequences disproportionate to the mistake that was made. The Applicant respectfully submits that such is the case with the Contributions. In the case of the Applicant, the imposition of a two-year prohibition would force the Applicant to shutter its business after 36 years resulting in the loss of jobs for the Applicant's employees. In addition, the Adviser has been managing the Client's assets under the same mandate since 1989 using its expertise and understanding of the local economy and real estate market. If the Adviser is forced to close, the Client and in turn, the former and current employees of Idaho whose retirement funds are managed by the Client, would no longer have access to the Adviser's specialized services. These results would serve no benefit to the public interest or the protection of investors.

Neither the Adviser nor the Contributor sought to interfere with the Client's selection or retention process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits. There was no violation of the Adviser's fiduciary duty to deal fairly or disclose material conflicts given the absence of any intent or action by the Adviser or the Contributor to influence the selection process. The Applicant has no reason to believe the Contributions undermined the integrity of the market for advisory services

was also permitted to vote in the election and could make aggregate contributions up to the *de minimis* exception. The total amount of Contributions exceeded the *de minimis* exception by only $250. In the context of a gubernatorial campaign in which the Candidate raised over $2,500,000, the amount of the Contributions was insignificant. Additionally, under Idaho law, an individual may contribute up to $5,000 to a candidate for statewide office for each of the primary and general elections.[4] If the Contributor had wanted to influence the Candidate, he could have contributed over 16 times more money to the Candidate's campaign under Idaho law.

G. Nature of the Election and Other Facts and Circumstances

The nature of the election and other facts and circumstances surrounding the Contributions indicate that the Contributor's intent in making the Contributions was not to influence the selection or retention of the Adviser. The Contributor is a longtime Idaho resident and voter, and the Contributor also had a legitimate personal interest in supporting the Candidate because of the Candidate's support for the environment, position on climate change, and focus on protecting Idaho's natural resources. As noted above, the Contributor has a long history of giving to and supporting environmental causes, whether by donating money to likeminded candidates and organizations with missions to protect the environment or contributing time and service to such organizations.

The Contributor never spoke with the Candidate or to anyone else about the authority of the Idaho Governor to appoint Retirement Board Members who can influence the hiring of an investment adviser by the Client.

Moreover, the Client has not made either new investment allocations outside of the

[4] *See* Idaho Code Ann. § 67-6610A(1).

established an escrow account to custody fees from the Client. The Applicant conducted training for all employees about the New Policy and the Rule when the New Policy was adopted in December 2017 and again in December 2018 when the New Policy was amended. The Adviser has also revised its compliance manual to require employees to make quarterly certifications that they and their spouses have not made political contributions in the previous quarter and implemented quarterly contribution searches. The Adviser will engage a compliance consultant to annually review and test its compliance program and compliance systems, which will include the New Policy. Further, the Adviser has engaged outside counsel to perform a comprehensive review of the Applicant's compliance program, make recommendations and implement changes, as appropriate and conduct training for the employees on the Rule, the New Policy and other compliance topics as needed. In addition, the Adviser terminated the chief compliance officer at the time of the Contributions and hired a new chief compliance officer.

E. Status of the Contributor

The Contributor at the time of the Contributions was a "covered associate" of the Adviser. The Contributor resigned as Chief Executive Officer of the Applicant effective June 30, 2019.

F. Timing and Amount of the Contributions

As noted above, the Client's advisory relationship and initial investment with the Adviser substantially predates the Contributions by almost 30 years. The relationship was formed and the investments have been made on an arm's length basis, and neither the Contributor nor the Applicant took any action to obtain any direct or indirect influence from the Candidate related to the relationship between Client and Adviser. The Contributor

established an escrow account to custody fees from the Client. The Applicant conducted training for all employees about the New Policy and the Rule when the New Policy was adopted in December 2017 and again in December 2018 when the New Policy was amended. The Adviser has also revised its compliance manual to require employees to make quarterly certifications that they and their spouses have not made political contributions in the previous quarter and implemented quarterly contribution searches. The Adviser will engage a compliance consultant to annually review and test its compliance program and compliance systems, which will include the New Policy. Further, the Adviser has engaged outside counsel to perform a comprehensive review of the Applicant's compliance program, make recommendations and implement changes, as appropriate and conduct training for the employees on the Rule, the New Policy and other compliance topics as needed. In addition, the Adviser terminated the chief compliance officer at the time of the Contributions and hired a new chief compliance officer.

E. Status of the Contributor

The Contributor at the time of the Contributions was a "covered associate" of the Adviser. The Contributor resigned as Chief Executive Officer of the Applicant effective June 30, 2019.

F. Timing and Amount of the Contributions

As noted above, the Client's advisory relationship and initial investment with the Adviser substantially predates the Contributions by almost 30 years. The relationship was formed and the investments have been made on an arm's length basis, and neither the Contributor nor the Applicant took any action to obtain any direct or indirect influence from the Candidate related to the relationship between Client and Adviser. The Contributor

B. Policies and Procedures before the Contributions

The Applicant, before the Contributions occurred, had the Policy in place prohibiting the giving of gifts or payment of any consideration prohibited by any federal, state, or local law; specifically, the Policy prohibited gifts and payments that might reasonably be expected to interfere with the business decisions of the Adviser or parties with whom the Adviser deals. The Applicant amended its compliance manual in 2017, 2018, and 2019 to be more rigorous and restrictive than the Rule's requirements, prohibiting employees and their spouses from making *any* political contributions, and requiring the chief compliance officer to perform a quarterly review of online campaign databases, among other things.

C. Actual Knowledge of the Contributions

Although it may be argued that the activity of the Applicant's Chief Executive Officer is imputed to the Adviser as a matter of law, we believe that the facts do not support such an imputation in this case. At no time did any employee or covered associate of the Applicant other than the Contributor know of the $100 Contribution until he was reported it to the chief compliance officer. Further, at no time did any employee or covered associate of the Applicant other than the Contributor know of the $500 Contribution until the chief compliance officer discovered it. The Contributor acted as an individual and in accordance with his demonstrated commitment to environmental causes when contributing to the Candidate's campaign.

D. Adviser's Response After the Contributions

After learning of the total amount of the Contributions, the Adviser consulted outside counsel, caused the Contributor to request a full refund of the Contributions, and took steps to implement additional measures to prevent future error. The Adviser has

whose retirement funds are managed by the Client, would no longer have access to the Adviser's specialized services.

The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions—not by withholding compensation as a result of unintentional violations.

The other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation, as follows:

A. Public Policy

The Applicant understands that the Rule's objective serves an important function in the protection of investors and it is not the purpose of the Applicant to subvert the intent of the Rule. The Applicant seeks exemptive relief because the Contributions were made by the Contributor with no effort or intent by the Applicant or the Contributor to influence the Client or any other person or to act in a manner adverse to the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

The Commission stated in the Adopting Release for the Rule that it sought to "prevent investment advisers from obtaining business from government entities in return for political contributions or fund raising."[3] An exemption for the Applicant is consistent with the purposes of the Rule, because the Contributions were not made to influence a government entity to invest with or retain services from the Applicant, and there is no evidence that the Contributor or the Applicant interfered with the Client's process for selection or retention of advisory services.

3 Adopting Release at 41020.

whose retirement funds are managed by the Client, would no longer have access to the Adviser's specialized services.

The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions—not by withholding compensation as a result of unintentional violations.

The other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation, as follows:

A. <u>Public Policy</u>

The Applicant understands that the Rule's objective serves an important function in the protection of investors and it is not the purpose of the Applicant to subvert the intent of the Rule. The Applicant seeks exemptive relief because the Contributions were made by the Contributor with no effort or intent by the Applicant or the Contributor to influence the Client or any other person or to act in a manner adverse to the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

The Commission stated in the Adopting Release for the Rule that it sought to "prevent investment advisers from obtaining business from government entities in return for political contributions or fund raising."[3] An exemption for the Applicant is consistent with the purposes of the Rule, because the Contributions were not made to influence a government entity to invest with or retain services from the Applicant, and there is no evidence that the Contributor or the Applicant interfered with the Client's process for selection or retention of advisory services.

---

3 Adopting Release at 41020.

history of donations to environmental causes and likeminded candidates dating back to 1998.

The Rule's intended purpose is to prevent *quid pro quo* arrangements involving investment advisers making contributions in order to influence a government official's decision regarding advisory business with the adviser. The nature of the Contributions, together with the lack of any evidence that the Adviser or the Contributor intended to or actually did interfere with the Client's process for the selection or retention of advisory services, each of which the Commission considers when determining whether to grant an exemption, considered in light of the nature of the Client's longstanding arrangement with the Applicant, demonstrate the unlikelihood that the Contributions were a part of, or was intended to be a part of, any *quid pro quo* arrangement with respect to the Client or even could appear to be part of such an arrangement. As such, the Rule's intended purpose of combating *quid pro quo* arrangements would in no way be served by imposition of the Rule's prohibition on providing investment advisory services for compensation.

Causing the Adviser to serve without compensation for a two-year period would result in a financial loss of between $4,800,000 and $5,000,000, or approximately 8,333 times the amount of the Contributions and approximately 20,000 times the amount of the Contributions over the *de minimis* exception. Such loss would force the Adviser to shutter its business after 36 years, resulting in the loss of jobs for the Applicant's employees. This result is not necessary to protect the government entity in this case. The Adviser has been managing the Client's assets under the same mandate since 1989 using its expertise and understanding of the local economy and real estate market. If the Adviser is forced to close, the Client and, in turn, the former and current employees of the State of Idaho,

in the prohibition, as evidenced by the facts and circumstances surrounding such contribution. The Commission in the adopting release for the Rule made clear that it "intend[s] to apply these factors with sufficient flexibility to avoid consequences disproportionate to the violation, while effecting the policies underlying the [R]ule."[2] As explained below, each of these factors weighs in favor of granting the relief requested in this Application.

IV. STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF

The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

The Client determined to invest with the Adviser and retain the advisory relationship on an arm's length basis, free from any improper influence from the Contributions. In support of that conclusion, the Adviser notes that the relationship with the Client (and the Client's initial decision to invest with the Adviser) began in 1989, which significantly predates the Contributions. Moreover, there was no connection between the Contributions and any past or potential business between the Client and the Applicant.

The Applicant notes that the Contributions were made because of the ideological beliefs of the Contributor (*i.e.*, to support the Candidate because of his position on the environment and climate change) and not because of any desire to influence the award or retention of investment advisory business. These beliefs significantly predate the Candidate's candidacy for Idaho Governor, which is supported by the Contributor's

[2] *Political Contributions by Certain Investment Advisers,* 75 Fed Reg 41069, 41049 (July 14, 2010) ("Adopting Release").

in the prohibition, as evidenced by the facts and circumstances surrounding such contribution. The Commission in the adopting release for the Rule made clear that it "intend[s] to apply these factors with sufficient flexibility to avoid consequences disproportionate to the violation, while effecting the policies underlying the [R]ule."[2] As explained below, each of these factors weighs in favor of granting the relief requested in this Application.

IV. STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF

The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

The Client determined to invest with the Adviser and retain the advisory relationship on an arm's length basis, free from any improper influence from the Contributions. In support of that conclusion, the Adviser notes that the relationship with the Client (and the Client's initial decision to invest with the Adviser) began in 1989, which significantly predates the Contributions. Moreover, there was no connection between the Contributions and any past or potential business between the Client and the Applicant.

The Applicant notes that the Contributions were made because of the ideological beliefs of the Contributor (*i.e.*, to support the Candidate because of his position on the environment and climate change) and not because of any desire to influence the award or retention of investment advisory business. These beliefs significantly predate the Candidate's candidacy for Idaho Governor, which is supported by the Contributor's

[2] *Political Contributions by Certain Investment Advisers*, 75 Fed Reg 41069, 41049 (July 14, 2010) ("Adopting Release").

position of office for which they are running to determine if the contribution triggers the two-year compensation prohibition under the Rule; (4) conduct a review of the current government entity clients to determine whether any corrective action should be taken to adhere to the two-year compensation prohibition; (5) if corrective action is necessary, implement an action plan to comply with the two-year prohibition; and (6) notify the Commission of any violations.

III. STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) provides that the Commission will consider, among other factors: (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election *(e.g.,* federal, state or local); and (vi) the contributor's apparent intent or motive in making the contribution which resulted

restrictive than the Rule in that (1) *all* political contributions had to be precleared by the chief compliance officer with no *de minimis* exception from pre-clearance for small contributions and (2) it was not limited to "covered associates," but applied to all employees and their immediate family. Further, the New Policy required that all employees annually disclose all political contributions made within the previous calendar year. In December 2018, the Adviser updated the New Policy to prohibit ***all*** political contributions by employees and spouses. The Applicant conducted training for all employees about the New Policy and the Rule when the New Policy was adopted in December 2017 and again in December 2018 when the New Policy was amended.

In April 2019, the Adviser further amended its compliance manual to implement procedures to identify and monitor the political contributions of covered associates. The procedures include a review conducted on a quarterly basis by the compliance department that includes the following: (1) updating the list of covered associates, government entities and regulated persons whom the Adviser pays to solicit government entities; (2) preparing and printing a contribution disclosure form for the previous period and having each employee acknowledge adherence to the New Policy; (3) conducting an online contribution search for each employee and their spouse; (4) comparing the contribution disclosure form received from each employee to the online search results; and (5) reporting findings to the Adviser's chief executive officer. Further, if it is discovered that a covered associate (or a spouse) made a contribution during the previous period the following steps will be taken: (1) immediately request that the covered associate (or spouse) request a return of the contribution; (2) research the political contribution to determine if the contribution is a violation of Rule; (3) research the recipient of the contribution and the

restrictive than the Rule in that (1) *all* political contributions had to be precleared by the chief compliance officer with no *de minimis* exception from pre-clearance for small contributions and (2) it was not limited to "covered associates," but applied to all employees and their immediate family. Further, the New Policy required that all employees annually disclose all political contributions made within the previous calendar year. In December 2018, the Adviser updated the New Policy to prohibit ***all*** political contributions by employees and spouses. The Applicant conducted training for all employees about the New Policy and the Rule when the New Policy was adopted in December 2017 and again in December 2018 when the New Policy was amended.

In April 2019, the Adviser further amended its compliance manual to implement procedures to identify and monitor the political contributions of covered associates. The procedures include a review conducted on a quarterly basis by the compliance department that includes the following: (1) updating the list of covered associates, government entities and regulated persons whom the Adviser pays to solicit government entities; (2) preparing and printing a contribution disclosure form for the previous period and having each employee acknowledge adherence to the New Policy; (3) conducting an online contribution search for each employee and their spouse; (4) comparing the contribution disclosure form received from each employee to the online search results; and (5) reporting findings to the Adviser's chief executive officer. Further, if it is discovered that a covered associate (or a spouse) made a contribution during the previous period the following steps will be taken: (1) immediately request that the covered associate (or spouse) request a return of the contribution; (2) research the political contribution to determine if the contribution is a violation of Rule; (3) research the recipient of the contribution and the

determined that, absent an exemption, the Contributions violated the Rule and the chief compliance officer informed the Contributor. The Contributor requested a return of the Contributions from the Candidate, which was granted, and a check refunding the full amount of the Contributions was received.

In August 2019, the Applicant created an escrow account to custody advisory and servicing fees from the Client. The Applicant will continue to deposit fees that accrue from the Client into the escrow account pending the outcome of the Application. The Adviser has notified the Client about the Contributions and the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act for investment advisory services provided to a government entity.

While no formal disciplinary action was taken against the Contributor, the Contributor and the Applicant's other shareholders agreed that it was in the best interest of the Applicant for the Contributor to resign. The Contributor resigned as Chief Executive Officer on June 30, 2019 after 34 years in this role, is no longer an employee of the Applicant, and has no managerial authority with respect to the operations of the Adviser. In addition, after the Contributions were discovered, the Adviser decided to remove the chief compliance officer from her role and hired a new chief compliance officer, who started on November 4, 2019.

E. The Adviser's Pay-to-Play Policies and Procedures

The Policy, which had been in place since 2010, prohibited the giving of gifts or payment of any consideration prohibited by any federal, state, or local law, as well as prohibited gifts and payments that might reasonably be expected to interfere with the business decisions of the Adviser or parties with whom the Adviser deals.

On December 29, 2017, the Adviser implemented the New Policy, which was more

minimis exception, so no further action was taken. On December 29, 2017, the Adviser implemented a new policy into the Adviser's Code of Ethics, which specifically incorporated the Rule ("New Policy"). The New Policy was more restrictive than the Rule in that all political contributions had to be precleared by the chief compliance officer and it was not limited to "covered associates," but applied to all employees and members of their immediate family. Also, there was no *de minimis* exception from pre-clearance for small contributions. Further, the New Policy required that all employees annually disclose all political contributions made within the previous calendar year. Subsequently, in December 2018, the chief compliance officer conducted a comprehensive search of federal and state campaign contribution databases dating back to the implementation of the Rule to determine whether any other contributions had been made by any covered person. During this search, it was discovered that the Contributor had made the $500 Contribution. The Contributor has stated that he did not remember making the $500 Contribution and was unaware of the implications of the Contributions under the Rule.

In December 2018, the Adviser amended the New Policy to prohibit all employees and their spouses from making *any* political contributions. Additionally, the New Policy was amended to require employees to certify quarterly that they and their spouses did not make any political contributions during the previous quarter. In April 2019, the Adviser further amended its compliance manual to implement procedures to, on a quarterly basis, search federal and state campaign contribution databases to seek to identify and monitor any political contributions of covered associates.

After identifying the $500 Contribution, the Applicant sought advice from its outside counsel regarding the effect of the Contributions under the Rule. After a review, the Adviser

minimis exception, so no further action was taken. On December 29, 2017, the Adviser implemented a new policy into the Adviser's Code of Ethics, which specifically incorporated the Rule ("New Policy"). The New Policy was more restrictive than the Rule in that all political contributions had to be precleared by the chief compliance officer and it was not limited to "covered associates," but applied to all employees and members of their immediate family. Also, there was no *de minimis* exception from pre-clearance for small contributions. Further, the New Policy required that all employees annually disclose all political contributions made within the previous calendar year. Subsequently, in December 2018, the chief compliance officer conducted a comprehensive search of federal and state campaign contribution databases dating back to the implementation of the Rule to determine whether any other contributions had been made by any covered person. During this search, it was discovered that the Contributor had made the $500 Contribution. The Contributor has stated that he did not remember making the $500 Contribution and was unaware of the implications of the Contributions under the Rule.

In December 2018, the Adviser amended the New Policy to prohibit all employees and their spouses from making *any* political contributions. Additionally, the New Policy was amended to require employees to certify quarterly that they and their spouses did not make any political contributions during the previous quarter. In April 2019, the Adviser further amended its compliance manual to implement procedures to, on a quarterly basis, search federal and state campaign contribution databases to seek to identify and monitor any political contributions of covered associates.

After identifying the $500 Contribution, the Applicant sought advice from its outside counsel regarding the effect of the Contributions under the Rule. After a review, the Adviser

the Candidate or any other person. Accordingly, the reason for the Contributions was personal and wholly unrelated to the investment advisory services provided to the Client by the Applicant.

4. *The Investments of the Client with the Adviser*

The Client's decisions to invest with the Adviser occurred decades before the Candidate commenced his campaign for office in June 2016, before each Contribution was made, and before the Candidate was elected in November 2018. The Adviser has been providing advisory services to the Client continuously since 1989 under the same mandate and there has been no material increase in the amount of the Client's investment advisory business with the Adviser outside the original mandate since the Contributions. Outside of the current 30-year-old mandate, the Client has not sought to deviate from its allocation of assets under the original mandate, initiated new investment mandates, or opened new accounts with the Adviser since the Contributions were made.

D. The Adviser's Discovery of the Error and Response

Since 2010 the Adviser had a general policy prohibiting the giving of gifts or payment of any consideration prohibited by any federal, state, or local law (the "Policy"). The Policy specifically prohibits gifts and payments that might reasonably be expected to interfere with the business decisions of the Adviser or parties with whom the Adviser deals. The Policy, however, did not incorporate the Rule and the Applicant did not have an explicit pay-to-play policy in place to ensure compliance with the Rule. On December 20, 2017, the then-chief compliance officer learned of the Rule and brought it to the attention of the Contributor. At this time, the Contributor self-reported the $100 Contribution to the chief compliance officer. The chief compliance officer determined that the $100 Contribution fell under the Rule's *de*

record of donations to environmental causes dating back to 1998. The Contributor has made prior donations to Idaho candidates for federal office based on their support for protecting the environment. For instance, the Contributor supported Mike Simpson, the current representative of Idaho's 2nd congressional district. The Contributor gave $300 to Representative Simpson's first congressional campaign in 1998. Representative Simpson is known as a long-term supporter of Idaho's wilderness. Representative Simpson sponsored the Sawtooth National Recreation Area and Jerry Peak Wilderness Additions Act, which was signed by President Obama in 2015 and created three new wilderness areas in Idaho, totaling 275,665 acres of land. In 2007, the Contributor donated $1,000 to the congressional campaign of Walt Minnick, who was elected in 2008 as the U.S. Representative for Idaho's 1st congressional district. While campaigning, Mr. Minnick referred to himself as a conservationist and stated that "protecting our land, good habitat and clean water are NOT incompatible with a strong economy." The Contributor made two further $1,000 donations to Walt Minnick's campaigns in 2008 and 2009. Furthermore, since 1999, the Contributor has annually supported organizations dedicated to protecting the environment through time, service, and monetary donations totaling approximately $640,000.

While not close personal friends, by virtue of their membership in two of the same private clubs, the Contributor and the Candidate have had periodic social interactions over the years. Although social acquaintances, they did not discuss the Adviser's investment advisory business or potential investments by Idaho government entities. The Contributor did not solicit or coordinate any other contributions for the Candidate. In addition, the Contributor has confirmed that there was no intention to seek, and no action was taken either by the Contributor or the Applicant to obtain, any direct or indirect influence from

record of donations to environmental causes dating back to 1998. The Contributor has made prior donations to Idaho candidates for federal office based on their support for protecting the environment. For instance, the Contributor supported Mike Simpson, the current representative of Idaho's 2nd congressional district. The Contributor gave $300 to Representative Simpson's first congressional campaign in 1998. Representative Simpson is known as a long-term supporter of Idaho's wilderness. Representative Simpson sponsored the Sawtooth National Recreation Area and Jerry Peak Wilderness Additions Act, which was signed by President Obama in 2015 and created three new wilderness areas in Idaho, totaling 275,665 acres of land. In 2007, the Contributor donated $1,000 to the congressional campaign of Walt Minnick, who was elected in 2008 as the U.S. Representative for Idaho's 1st congressional district. While campaigning, Mr. Minnick referred to himself as a conservationist and stated that "protecting our land, good habitat and clean water are NOT incompatible with a strong economy." The Contributor made two further $1,000 donations to Walt Minnick's campaigns in 2008 and 2009. Furthermore, since 1999, the Contributor has annually supported organizations dedicated to protecting the environment through time, service, and monetary donations totaling approximately $640,000.

While not close personal friends, by virtue of their membership in two of the same private clubs, the Contributor and the Candidate have had periodic social interactions over the years. Although social acquaintances, they did not discuss the Adviser's investment advisory business or potential investments by Idaho government entities. The Contributor did not solicit or coordinate any other contributions for the Candidate. In addition, the Contributor has confirmed that there was no intention to seek, and no action was taken either by the Contributor or the Applicant to obtain, any direct or indirect influence from

Governor for five-year terms, which are subject to state senate confirmation.[1] The Candidate was elected on November 6, 2018, and took office on January 7, 2019.

3. *The Contributions*

The Contributions were recorded on March 10, 2017, and December 27, 2017, for the amounts of $500 and $100, respectively, each made out to "Brad Little for Governor." The Contributor made the Contributions for purely personal reasons, separate and apart from the Contributor's role with the Adviser. Because the Contributor was a "covered associate" of the Applicant, the Client is a "government entity," and the Candidate is an "official" of the Client, the Contributions triggered the Rule's prohibition against providing advisory services for compensation to the Client during the two years following the Contributions.

The Contributor was permitted to vote in the election and could make aggregate contributions up to $350 (the "*de minimis* exception"), but the combined amount of the Contributions exceeded the permissible *de minimis* exception by $250. In addition to being entitled to vote in gubernatorial elections, the Contributor has a legitimate personal interest in the outcome of such elections given that he has lived and worked in Idaho since 1972. The Contributor's decision to make each Contribution was spontaneous and motivated by the Candidate's support of the environment and acknowledgement of the existence and impact of climate change and the threat it poses to the State of Idaho. The Contributor decided to make the Contributions upon receiving pamphlets in the mail from the Candidate's campaign. The Contributor did not attend any campaign events for the Candidate.

The Contributions are entirely consistent with the Contributor's longstanding track

[1] *See* Idaho Public Employee Retirement System of Idaho website *available at*: https://persi.idaho.gov/About/retirement_board.cfm.

"Contributions") is Dennis Fitzpatrick (the "Contributor"). At the time of the Contributions, the Contributor was the Chief Executive Officer of the Adviser, a position he had held since founding the Adviser in 1984. The Contributor resigned as Chief Executive Officer of the Adviser and relinquished all management functions effective June 30, 2019. The Contributor remains the majority shareholder of the Adviser. In his former role as Chief Executive Officer, the Contributor helped to formulate the Adviser's capital market expectations and supervised the Adviser's portfolio managers. At the time of the Contributions, the Contributor supervised two portfolio managers who had responsibility for managing the Client's assets. Thus, the Contributor was at the time of each Contribution a covered associate pursuant to Rule 206(4)-5(f)(2)(i). The Contributor is very active in the non-profit community and has been an active charitable contributor for many years, giving substantial sums to various environmental causes and organizations, supporting likeminded candidates for federal offices, and serving on boards of various non-profit organizations dedicated to protecting the environment.

2. *The Candidate*

The recipient of the Contributions was Brad Little (the "Candidate"), who, at the time of each Contribution, was the Lieutenant Governor of the State of Idaho and candidate for Idaho Governor, and at the time of this Application is Idaho's Governor. The Idaho Governor is the chief executive of the state and has appointment authority with respect to the Retirement Board Members, which is directly and indirectly responsible for, or can influence the outcome of, the Client's hiring of an investment adviser. Because he was seeking the office of Governor at the time of the Contributions, the Idaho Governor is an "official" of the Client as defined in Rule 206(4)-5(f)(6)(ii). Individual Retirement Board Members are appointed by the Idaho

"Contributions") is Dennis Fitzpatrick (the "Contributor"). At the time of the Contributions, the Contributor was the Chief Executive Officer of the Adviser, a position he had held since founding the Adviser in 1984. The Contributor resigned as Chief Executive Officer of the Adviser and relinquished all management functions effective June 30, 2019. The Contributor remains the majority shareholder of the Adviser. In his former role as Chief Executive Officer, the Contributor helped to formulate the Adviser's capital market expectations and supervised the Adviser's portfolio managers. At the time of the Contributions, the Contributor supervised two portfolio managers who had responsibility for managing the Client's assets. Thus, the Contributor was at the time of each Contribution a covered associate pursuant to Rule 206(4)-5(f)(2)(i). The Contributor is very active in the non-profit community and has been an active charitable contributor for many years, giving substantial sums to various environmental causes and organizations, supporting likeminded candidates for federal offices, and serving on boards of various non-profit organizations dedicated to protecting the environment.

2. *The Candidate*

The recipient of the Contributions was Brad Little (the "Candidate"), who, at the time of each Contribution, was the Lieutenant Governor of the State of Idaho and candidate for Idaho Governor, and at the time of this Application is Idaho's Governor. The Idaho Governor is the chief executive of the state and has appointment authority with respect to the Retirement Board Members, which is directly and indirectly responsible for, or can influence the outcome of, the Client's hiring of an investment adviser. Because he was seeking the office of Governor at the time of the Contributions, the Idaho Governor is an "official" of the Client as defined in Rule 206(4)-5(f)(6)(ii). Individual Retirement Board Members are appointed by the Idaho

interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Adviser requests an order exempting it, to the extent described herein, from the prohibition under Rule 206(4)-5(a)(1), to permit it to receive compensation for investment advisory services provided to the Client (as defined below) within the two-year period following the Contributions (as defined below) identified herein to an official of such government entity by a covered associate of the Applicant.

II. STATEMENT OF FACTS

A. The Applicant

The Adviser is an Idaho corporation registered with the Commission as an investment adviser pursuant to the Act. The Adviser provides discretionary and non-discretionary investment advisory services to individuals and institutions and has aggregate assets under management of approximately $1.35 billion as of December 31, 2019.

B. The Government Entity

The Public Employee Retirement System of Idaho (the "Client"), one of the Adviser's clients, is a government entity in the State of Idaho. The Client is a state pension fund with a board that consists of five members, each appointed by the Idaho Governor to fulfill a five-year term ("Retirement Board Members"). The Client is a government entity as defined in Rule 206(4)-5(f)(5)(i).

C. The Contributions

1. *The Contributor*

The individual who made the two campaign contributions to a state-level candidate that triggered the two-year compensation ban (each, a "Contribution" and together, the

applicable, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(l) prohibition on compensation.

In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time of the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution, and (2) has taken such other remedial or preventative measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, federal, state or local); and (vi) the contributor's apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Based on those considerations and the facts described in this Application, the Adviser respectfully submits that the relief requested herein is appropriate in the public

applicable, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(l) prohibition on compensation.

In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time of the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution, and (2) has taken such other remedial or preventative measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, federal, state or local); and (vi) the contributor's apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Based on those considerations and the facts described in this Application, the Adviser respectfully submits that the relief requested herein is appropriate in the public

investors and the purposes fairly intended by the policy and provisions of [the Act]."

Section 206(4) of the Act prohibits investment advisers from engaging "in any act, practice, or course of business which is fraudulent, deceptive, or manipulative," and directs the Commission to adopt such rules and regulations, define, and prescribe means reasonably designed to prevent, such acts, practices, or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "Rule"), which prohibits a registered investment adviser from providing "investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser."

The term "government entity" is defined in Rule 206(4)-5(f)(5)(ii) as including a pool of assets sponsored or established by a state or political subdivision, or any agency, authority, or instrumentality thereof, including a defined benefit plan. The definition of an "official" of such government entity in Rule 206(4)-5(f)(6)(ii) includes any candidate for an elective office with authority to appoint a person directly or indirectly able to influence the outcome of the government entity's hiring of an investment adviser. The "covered associates" of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) as including its managing member, executive officer or other individuals with similar status or function.

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a *de minimis* threshold, were made by a person more than six months before becoming a covered associate, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. In the event that none of the aforementioned exceptions is

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	)	APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING D.B. FITZPATRICK & CO., INC. FROM RULE 206(4)-5(a)(l) UNDER THE INVESTMENT ADVISERS ACT OF 1940
D.B. FITZPATRICK & CO., INC	)	

I. PRELIMINARY STATEMENT AND INTRODUCTION

D.B. Fitzpatrick & Co., Inc. (the "Applicant" or the "Adviser") hereby applies to the Securities and Exchange Commission (the "Commission") for an order, pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e) under the Act, exempting the Adviser from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(l) under the Act for investment advisory services provided to the government entity described below following contributions to a candidate for state office by a covered associate as described in this Application, subject to the representations set forth herein (the "Application").

Section 206A of the Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction ... from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of D.B. FITZPATRICK & CO., INC	)	APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING D.B. FITZPATRICK & CO., INC. FROM RULE 206(4)-5(a)(l) UNDER THE INVESTMENT ADVISERS ACT OF 1940

I. PRELIMINARY STATEMENT AND INTRODUCTION

D.B. Fitzpatrick & Co., Inc. (the "Applicant" or the "Adviser") hereby applies to the Securities and Exchange Commission (the "Commission") for an order, pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e) under the Act, exempting the Adviser from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(l) under the Act for investment advisory services provided to the government entity described below following contributions to a candidate for state office by a covered associate as described in this Application, subject to the representations set forth herein (the "Application").

Section 206A of the Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction ... from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of

40-206A

File No. [803-00253]

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

D.B. FITZPATRICK & CO., INC.

800 W. Main Street
Suite 1200
Boise, Idaho 83702

APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING D.B. FITZPATRICK & CO., INC. FROM RULE 206(4)-5(a)(l) UNDER THE INVESTMENT ADVISERS ACT OF 1940

Please send all communications to:

Michael S. Didiuk
Perkins Coie LLP
1155 Avenue of the Americas, 22nd Floor
New York, NY 10036-2711

This Application, including Exhibits, contains 34 pages
Exhibit Index appears on page 26